Exhibit 99.209

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended March 31, 2022 and 2021

(expressed in Canadian dollars)

DeFi Technologies Inc.

NOTICE OF NO AUDITOR REVIEW OF
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the condensed consolidated interim financial statements, they must be accompanied by a notice indicating that the interim financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these condensed consolidated interim financial statements in accordance with standards established by the Chartered Professional Accountants of Canada (CPA Canada) for a review of interim financial statements by an entity’s auditor.

DeFi Technologies Inc.

Table of Contents

Condensed consolidated interim statements of financial position	4
Condensed consolidated interim statements of operations and comprehensive (loss) income	5
Condensed consolidated interim statements of cash flows	6
Condensed consolidated interim statements of changes in equity	7
Notes to the condensed consolidated interim financial statements	8-33

DeFi Technologies Inc. Condensed Consolidated Interim Statements of Financial Position (Expressed in Canadian dollars)

	Note		March 31, 2022 $	December 31, 2021 $
Assets
Current
Cash and cash equivalents	14		8,289,138	9,161,034
Amounts receivable	4,14		44,959	32,565
Public investments, at fair value through profit and loss	3,14,17		88,482	18,146
Prepaid expenses	5,10		2,316,015	1,407,697
Digital assets	6		153,493,405	177,616,891
Digital assets loaned and staked	6		191,169,814	191,123,879
Total current assets			355,401,813	379,360,212

Private investments, at fair value through profit and loss	3,14,17		44,712,042	10,257,760
Digital assets	6		631,471	1,312,970
Derivative asset	6,14		-	284,404
Equipment			31,675	33,569
Right of use assets			-	5,646
Intangible assets	7		21,134,698	21,723,987
Goodwill			46,712,027	46,712,027
Total assets			468,623,726	459,690,575
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	8,14,17		3,704,793	4,412,171
Loan payable	9		46,235,200	-
ETP holders payable	10,18		337,895,890	363,491,362
Derivative liability	6, 14		384,079	-
Total current liabilities			388,219,962	367,903,533
Non-current liabilities
Lease liabilities			-	5,646
Total liabilities			388,219,962	367,909,179
Shareholders’ equity
Common shares	12(b)	(c)	162,297,321	163,265,466
Preferred shares			4,321,350	4,321,350
Share-based payments reserves	13		32,683,370	25,898,062
Accumulated other comprehensive income			7,757	241,064
Deficit			(118,906,034)	(101,944,546)
Total equity			80,403,764	91,781,396
Total liabilities and equity			468,623,726	459,690,575
Nature of operations and going concern	1
Commitments and contingencies	18
Subsequent events	20

Approved on behalf of the Board of Directors:
“Tito Gandhi”	“Bernard Wilson”
Director	Director

See accompanying notes to these condensed consolidated interim financial statements

DeFi Technologies Inc. Condensed Consolidated Statements of Operations and Comprehensive (Loss) Income (Expressed in Canadian dollars)

		Three months ended March 31,
	Note	2022 $	2021 $
Revenues
Realized and net change in unrealized (losses) and gain on digital assets		(47,583,728)	2,592,037
Realized and net change in unrealized gains on ETP payables		46,956,673	-
Unrealized (loss) on derivative assets		(587,015)	-
Staking and lending income		2,185,375	-
Management fees		571,071	-
Node revenue		287,548	-
Realized (loss) on investments, net		(12,077)	(1,925,113)
Unrealized (loss) gain on investments, net		(24,985)	2,594,199
Interest income		28,146	234
Total revenues		1,821,008	3,261,357

Expenses
Operating, general and administration	11,17	3,670,469	1,906,034
Share based payments	13	8,724,908	1,962,931
Depreciation - property, plant and equipment		3,236	-
Depreciation - right of use assets		5,524	-
Amortization - intangibles	7	589,289	201,833
Finance costs		898,358	-
Transaction costs		436,849	7,386
Foreign exchange (gain)		(188,917)	(11,197)
Total expenses		14,139,716	4,066,987
(Loss) before other item		(12,318,708)	(805,630)
Excess purchase price over fair value of assets assumed (expensed)		-	(6,044,968)
Net (loss) for the period		(12,318,708)	(6,850,598)
Other comprehensive gain
Foreign currency translation (loss)		(233,307)	(1,698)
Net (loss) and comprehensive (loss) for the
period		(12,552,015)	(6,852,296)

(Loss) per share
Basic		(0.06)	(0.04)
Diluted		(0.06)	(0.04)

Weighted average number of shares outstanding:
Basic		210,016,792	153,092,794
Diluted		210,016,792	153,092,794

See accompanying notes to these condensed consolidated interim financial statements

DeFi Technologies Inc. Condensed Consolidated Interim Statements of Cash Flows (Expressed in Canadian dollars)

			Three months end March 31,
	Note		2022 $	2021 $
Cash (used in) provided by operations:
Net (loss) for the period			$(12,318,708)	$(6,850,598)
Adjustments to reconcile net (loss) to cash (used in) operating activities:
Share-based payments	13		8,724,908	1,962,931
Amortization	7		589,289	201,833
Depreciation			3,236	-
Debt for shares			296,160	-
Interest income			(28,146)	-
Realized loss on investments, net			12,077	1,925,113
Unrealized loss (gain) on investments, net			24,985	(2,594,199)
Realized and net change in unrealized gains and loss on digital assets			47,583,728	(2,592,037)
Realized and net change in unrealized gains on ETP payables			(46,956,673)	-
Unrealized loss on derivation asset			587,015	-
Staking and lending income			(2,185,375)	-
Management fees			571,067
Node revenue			(287,548)	-
Transaction costs			-	6,044,968
Unrealized (gain) loss on foreign exchange			(7,666,509)	11,422
			(11,050,494)	(1,890,567)
Adjustment for:
Purchase of digital assets			(110,772,976)	-
Disposal of digital assets			92,424,637	-
Purchase of investments			(34,649,658)	(37,809)
Disposal of investments			28,248	737,139
Change in amounts receivable			(12,394)
Change in prepaid expenses and deposits			(908,318)	(895,635)
Change in accounts payable and accrued liabilities			(717,380)	313,647
Net cash (used in) from operating activities			(65,658,336)	(1,773,225)
Investing activities
Disposal of digital assets			-	37,809
Cash received from acquisition of subsidiary			-	3,266,394
Net cash provided from investing activities			-	3,304,203
Financing activities
Proceeds from ETP holders			127,194,184	-
Payments to ETP holders			(100,668,088)	-
Loan Payable			46,235,200	-
Proceeds from issuance of shares	12(b	)	-	9,589,450
Share issuance costs	12(b	)	-	(309,902)
Proceeds from exercise of warrants	12(b	)	-	523,695
Proceeds from exercise of options	12(b	)	45,000	105,790
Shares repurchased pursuant to NCIB			(7,891,679)	-
Net cash provided by financing activities			64,914,616	9,909,033
Effect of exchange rate changes on cash and cash equivalents			(128,176)	(10,399)
Change in cash and cash equivalents			(871,896)	11,429,612
Cash, beginning of period			9,161,034	332,075
Cash and cash equivalents, end of period			$8,289,138	$11,761,687
Supplemental information:
Value of shares issued for DeFi Holdings Inc.			-	19,800,000
Value of shares issued for Valour Structured Products, Inc.			-	90,769,926

See accompanying notes to these consolidated financial statements

DeFi Technologies Inc. Condensed Consolidated Interim Statements of Changes in Equity (Expressed in Canadian dollars)

					Share-based payments
	Number of Common Shares	Common Shares	Number of Preferred Shares	Preferred Shares	Options	Deferred Shares Unit (DSU)	Treasury shares		Warrants		Share-based Payments Reserve	Accumulated other comprehensive income	Deficit	Total
Balance, December 31, 2021	211,102,552	$163,265,466	4,500,000	$4,321,350	$18,232,675	$23,886,948		$27,453		$585,986	$25,898,062	241,064	(101,944,546)	91,781,396
Private Placement			-	-	-	-		-		-	-	-	-	-
Share issue costs	-		-	-	-	-		-		-	-	-	-	-
Shares issued for acquisitions	-		-	-	-	-		-		-	-	-	-	-
Treasury shares acquired	-		-	-	-	-		-		-	-	-	-	-
Shares issued for debt settlement	138,767	296,160	-	-	-	-		-		-	-	-	-	296,160
NCIB	(4,155,900)	(3,248,905)	-	-	-	-		-		-	-	-	(4,642,780)	(7,891,685)
Warrants exercised	-	-	-	-	-	-		-		-	-	-	-	-
Value of warrants exercised	-	-	-		--	-		-			--	-	-	-
Option exercised	500,000	45,000	-		--	-		-			--	-	-	45,000
Value of options exercised	-	39,600	-		- (39,60 0)	-		-			-(39,600)	-	-	-
DSU excercised	500,000	775,000	-		--	-		-			-(775,000)	-		-
value of DSU excercised		1,125,000	-		--			-			-(1,125,000)	-	-	-
Share-based payments	-	-	-		- 3,642, 276	5,082,633		-			-8,724,908	-	-	8,724,908
Net (loss) and comprehensive (loss)											-	-	-
for the period	-	-	-	-	-	-		-		-	-	(233,307)	(12,318,708)	$(12,552,015)
Balance, March 31, 2022	208,085,419	$162,297,321	4,500,000	$4,321,350	$21,835,351	$28,969,581		$27,453		$585,986	$32,683,370	$7,757	$(118,906,034)	$80,403,764
Balance, December 31, 2020	103,405,361	$23,357,691	4,500,000	$4,321,350	$276,407	$-		$-		$914,588	1,190,995	$-	$(22,566,240)	$6,303,796
Private Placements	5,000,000	10,000,000	-	-	-	-		-		-		-	-	10,000,000
Warrants issued	-	(309,902)	-	-	-	-		-		-	-	-	-	309,902
Broker warrants issued	-	-	-	-	-	-		-		-	-	-	-	-
Share and warrant issue costs	-	-	-	-	-	-		-		-	-	-	-	-
Shares issued for acquisitions	77,934,316	110,569,946	-	-	-	-		-		-	-	-	-	110,569,946
Warrants exercised	4,081,162	523,695.00	-	-	-	-		-		-	-	-	-	523,695
Value of warrants exercised	-	80,630.00	-	-	-	-		-		(80,630)	(80,630)	-	-	-
Option exercised	741,400	105,790.00	-	-	-	-				--	-		-	105,790
Value of options exercised	-	57,167.00	-	-	(57,167)	-				--	(57,167)		-	-
Share-based payments	-	-	-	-	1,962,931	-				--	1,962,931		-	1,962,931
Net (loss) and comprehensive (loss) for the period -		-	-	-	-	-				--	-	1,698.00	6,950,598.00	6,952,296
Balance, March 31, 2021	191,162,239	$144,385,017	4,500,000	$4,321,350	$2,182,171	$-	$		$	- 833,958	$3,016,129	$(1,698)	$(29,516,838	$122,203,960

See accompanying notes to these condensed consolidated interim financial statements

DeFi Technologies Inc. Notes to the condensed consolidated interim financial statements For the three months ended March 31, 2022 and 2021 (Expressed in Canadian dollars unless otherwise noted)
1.	Nature of operations and going concern

DeFi Technologies Inc. (the “Company” or “DeFi”), is a publicly listed company incorporated in the Province of British Columbia and continued under the laws of the Province of Ontario. On January 21, 2021, the Company up listed its shares to NEO Exchange (“NEO”) under the symbol of “DEFI”. DeFi is a Canadian technology company bridging the gap between traditional capital markets and decentralized finance. The Company generates revenues through the issuance of exchange traded products that synthetically track the value of a single DeFi protocol, investments in various companies and leading protocols across the decentralized finance ecosystem to build a diversified portfolio of decentralized finance assets and offering node management of decentralized protocols to support governance, security and transaction validation. The Company’s head office is located at 198 Davenport Road, Toronto, Ontario, Canada, M5R 1J2.

These condensed consolidated interim financial statements were prepared on a going concern basis of presentation, which contemplates the realization of assets and settlement of liabilities as they become due in the normal course of operations for the next fiscal year. As at March 31, 2022, the Company has working capital of ($32,818,149) (December 31, 2021 - $11,456,679), including cash of $8,289,138 (December 31, 2021 - $9,161,034) and for the three months ended March 31, 2022 had a net loss and comprehensive loss of $12,552,015 (for the three months ended March 31, 2021 – net loss and comprehensive loss of $6,852,296). The Company’s current source of operating cash flow is dependent on the success of its business model and operations and there can be no assurances that sufficient funding, including adequate financing, will be available to cover the general and administrative expenses necessary for the maintenance of a public company. The Company’s status as a going concern is contingent upon raising the necessary funds through the selling of investments, digital assets and issuance of equity or debt. Management believes its working capital will be sufficient to support activities for the next twelve months and expects to raise additional funds when required and available. There can be no assurance that funds will be available to the Company with acceptable terms or at all. These matters constitute material uncertainties that cast significant doubt about the ability of the Company to continue as a going concern.

These condensed consolidated interim financial statements do not reflect adjustments in the carrying value of the assets and liabilities, the reported revenues and expenses and the balance sheet classifications that would be necessary if the going concern assumption were not appropriate. These adjustments could be material.

2.	Significant accounting policies

(a)	Statement of compliance

These condensed consolidated interim financial statements of the Company were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB) applicable to the preparation of interim financial statements, including IAS 34 – Interim Financial Reporting. These condensed interim financial statements should be read in conjunction with the annual audited consolidated financial statements for the years ended December 31, 2021 and 2020, which was prepared in accordance with IFRS as issued by the IASB. These condensed consolidated interim financial statements of the Company were approved for issue by the Board of Directors on May 16, 2022.

(b)	Basis of consolidation

Subsidiaries consist of entities over which the Company is exposed to, or has rights to, variable returns as well as the ability to affect these returns through the power to direct the relevant activities of the entity. Subsidiaries are fully consolidated from the date control is transferred to the Company and are reconsolidated from the date control ceases. The condensed consolidated interim financial statements include all the assets, liabilities, revenues, expenses and cash flows of the Company and its subsidiary after eliminating inter-entity balances and transactions.

These condensed consolidated interim financial statements of fiscal 2022 comprise the financial statements of the Company and its wholly owned subsidiaries Electrum Streaming Inc. (“ESI”), DeFi Capital Inc. (“DeFi Capital”), DeFi Holdings (Bermuda) Ltd. (“DeFi Bermuda”), Valour Inc., DeFi Europe AG, Crypto 21 AB and Valour Management Limited. All material inter company transactions and balances between the Company and its subsidiary have been eliminated on consolidation.

DeFi Technologies Inc. Notes to the condensed consolidated interim financial statements For the three months ended March 31, 2022 and 2021 (Expressed in Canadian dollars unless otherwise noted)
2.	Significant accounting policies (continued)

(c)	Basis of consolidation (continued)

Intercompany balances and any unrealized gains and losses or income and expenses arising from intercompany transactions are eliminated in preparing the condensed consolidated interim financial statements.

(d)	Basis of preparation and functional currency

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments and investments that have been measured at fair value. In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting except for cash flow information.

Foreign currency transactions are recorded at the exchange rate as at the date of the transaction. At each statement of financial position date, monetary assets and liabilities in foreign currencies other than the functional currency are translated using the year end foreign exchange rate. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Non- monetary assets and liabilities in foreign currencies other than the functional currency are translated using the historical rate. All gains and losses on translation of these foreign currency transactions and balances are included in the profit and loss. The functional currency for DeFi Technologies Inc., DeFi Capital, and ESI is the Canadian dollar, and the functional currency for DeFi Bermuda, Valour Inc., DeFi Europe AG, Crypto 21 AB and Valour Management Limited is US Dollars.

The results and financial position of foreign operations (none of which has the currency of a hyper inflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•      assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet,

•    income and expenses for each statement of loss and comprehensive loss are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and

•    all resulting exchange differences are recognized in other comprehensive loss.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities and of borrowings are recognized in other comprehensive loss. When a foreign operation is sold or any borrowings forming part of the net investment are repaid, the associated exchange differences are reclassified to profit or loss, as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

(e)	Significant accounting judgements, estimates and assumptions

The preparation of these condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated interim financial statements and reported amounts of revenues and expenses during the reporting period. Such estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes can differ from these estimates. The impacts of such estimates are pervasive throughout the condensed consolidated interim financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised, and the revision affects both current and future periods.

DeFi Technologies Inc. Notes to the condensed consolidated interim financial statements For the three months ended March 31, 2022 and 2021 (Expressed in Canadian dollars unless otherwise noted)
2.	Significant accounting policies (continued)

(d)	Significant accounting judgements, estimates and assumptions (continued)

Information about critical judgments and estimates in applying accounting policies that have the most significant effect on the amounts recognized in the condensed consolidated interim financial statements are as follows:

(i)	Accounting for digital assets

Among its digital asset holdings, only USDC was classified by the Company as a financial asset. The rest of its digital assets was classified following the IFRS Interpretations Committee (the “Committee”) published its agenda decision on Holdings of Cryptocurrencies in June 2019. The Committee concluded that IAS 2 – Inventories applies to cryptocurrencies when they are held for sale in the ordinary course of business, otherwise an entity should apply IAS 38 - Intangible Assets to holdings of cryptocurrencies. The Company has assessed that it acts in a capacity as a commodity broker trader as defined in IAS 2 - Inventories, in characterizing certain of its holdings as inventory, or more specifically, digital assets. If assets held by commodity broker-traders are principally acquired for the purpose of selling in the near future and generating a profit from fluctuations in price or broker-traders’ margin, such assets are accounted for as inventory, and changes in fair value less costs to sell are recognized in profit or loss. Digital currencies consist of cryptocurrency denominated assets (see Note 6) and are included in current and long-term assets. Digital currencies are carried at their fair value determined by the spot rate less costs to sell.  The cost to sell digital assets is nominal. The digital currency market is still a new market and is highly volatile; historical prices are not necessarily indicative of future value; a significant change in the market prices for digital currencies would have a significant impact on the Company’s earnings and financial position. Fair Value for Bitcoin, Ethereum, Cardano, Polkadot, Solana, Uniswap, Avalanche and Terra Luna is determined by taking the price at 17:30 CET from Kraken, Bitstamp, Bitfinex, Binance and Coinbase exchanges consistent with the pricing of the Exchange Trade Products (“ETP”). Fair value for the other digital assets is determined by taking the last closing price for the day (UTC time) from www.coinmarketcap.com.

(ii)	Fair value of financial derivatives

Investments in options and warrants which are not traded on a recognized securities exchange do not have a readily available market value. Valuation technique such as Black Scholes model is used to value these instruments. Refer to Notes 3 and 14 for further details.

(iii)	Fair value of investment in securities not quoted in an active market or private company investments

Where the fair values of financial assets and financial liabilities recorded on the statement of financial position cannot be derived from active markets, they are determined using a variety of valuation techniques. The inputs to these models are derived from observable market data where possible, but where observable market data are not available, judgement is required to establish fair values. Refer to Notes 3 and 14 for further details.

(iv)	Share-based payments

The Company uses the Black-Scholes option pricing model to fair value options in order to calculate share-based compensation expense. The Black-Scholes model involves six key inputs to determine the fair value of an option: risk-free interest rate, exercise price, market price of the Company’s shares at date of issue, expected dividend yield, expected life, and expected volatility. Certain of the inputs are estimates which involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control. The Company is also required to estimate the future forfeiture rate of options based on historical information in its calculation of share-based compensation expense.

DeFi Technologies Inc. Notes to the condensed consolidated interim financial statements For the three months ended March 31, 2022 and 2021 (Expressed in Canadian dollars unless otherwise noted)
2.	Significant accounting policies (continued)

(d)	Significant accounting judgements, estimates and assumptions (continued)

(v)	Business combinations and goodwill

Judgment is used in determining whether an acquisition is a business combination or an asset acquisition. In a business combination, all identifiable assets and liabilities acquired are recorded at their fair values. In determining the allocation of the purchase price in a business combination, including any acquisition related contingent consideration, estimates including market based and appraisal values are used. The contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Goodwill is assessed for impairment annually.

(vi)	Contingencies (See Note 18 for details)

(vii)	Estimated useful lives and impairment considerations

Amortization of intangible assets is dependent upon estimates of useful lives, which are determined through the exercise of judgment. The assessment of impairment of these assets is dependent upon estimates of recoverable amounts that consider factors such as economic and market conditions and the useful lives of assets.

(viii)	Impairment of non-financial assets

The Company’s non-financial assets include prepaid expenses, digital assets excluding USDC, equipment and right of use assets, intangibles and goodwill. Impairment of these non-financial assets exists when the carrying value of an asset exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. These calculations are based on available data, other observable inputs and projections of cash flows, all of which are subject to estimates and assumptions. See Note 6 for the discussion regarding impairment of the Company’s non-financial assets.

(ix)	Novel Coronavirus (“COVID-19”)

The Company’s operations could be significantly adversely affected by the effects of a widespread global outbreak of a contagious disease, including the recent outbreak of respiratory illness caused by COVID-19. The Company cannot accurately predict the impact COVID-19 will have on its operations and the ability of others to meet their obligations with the Company, including uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could further affect the Company’s operations and ability to finance its operations. To date, COVID-19 has had minimal effect on the Company’s operations or on the Company’s ability to finance its operations.

(xi)	Functional currency

The functional currency of the Company has been assessed by management based on consideration of the currency and economic factors that mainly influence the Company’s digital currencies, production and operating costs, financing and related transactions. Specifically, the Company considers the currencies in which digital currencies are most commonly denominated and the currencies in which expenses are settled, by each entity, as well as the currency in which each entity receives or raises financing. Changes to these factors may have an impact on the judgment applied in the determination of the Company’s functional currency.

DeFi Technologies Inc. Notes to the condensed consolidated interim financial statements For the three months ended March 31, 2022 and 2021 (Expressed in Canadian dollars unless otherwise noted)
2.	Significant accounting policies (continued)

(d)	Significant accounting judgements, estimates and assumptions (continued)

(xii)	Assessment of transaction as an asset purchase or business combination

Assessment of a transaction as an asset purchase or a business combination requires judgements to be made at the date of acquisition in relation to determining whether the acquiree meets the definition of a business. The three elements of a business include inputs. processes and outputs. When the acquiree does not have outputs, it may still meet the definition of a business if its processes are substantive which includes assessment of whether the process is critical and whether the inputs acquired include both an organized workforce and inputs that the organized workforce could convert into outputs.

(e)	New and future accounting change

Certain pronouncements were issued by the IASB or the IFRIC that are mandatory for accounting periods on or after January 1, 2023 or later periods. Many are not applicable or do not have a significant impact to the Company and have been excluded. The following amendments were adopted by the Company on January 1, 2022. The adoption of these amendments had no significant impact on the Company’s financial statements.

IAS 16, Property, Plant and Equipment - The IASB issued an amendment to IAS 16, Property, Plant and Equipment to prohibit the deducting from property, plant and equipment amounts received from selling items produced while preparing an asset for its intended use. Instead, sales proceeds and its related costs must be recognized in profit or loss. The amendment will require companies to distinguish between costs associated with producing and selling items before the item of property, plant and equipment is available for use and costs associated with making the item of property, plant and equipment available for its intended use.

IAS 37 – Provisions, Contingent Liabilities, and Contingent Assets (“IAS 37”) was amended. The amendments clarify that when assessing if a contract is onerous, the cost of fulfilling the contract includes all costs that relate directly to the contract – i.e. a full-cost approach. Such costs include both the incremental costs of the contract (i.e. costs a company would avoid if it did not have the contract) and an allocation of other direct costs incurred on activities required to fulfill the contract – e.g. contract management and supervision, or depreciation of equipment used in fulfilling the contract.

IFRS 3 – Business Combinations (“IFRS 3”) was amended. The amendments introduce new exceptions to the recognition and measurement principles in IFRS 3 to ensure that the update in references to the revised conceptual framework does not change which assets and liabilities qualify for recognition in a business combination. An acquirer should apply the definition of a liability in IAS 37 – rather than the definition in the Conceptual Framework – to determine whether a present obligation exists at the acquisition date as a result of past events. For a levy in the scope of IFRIC 21, the acquirer should apply the criteria in IFRIC 21 to determine whether the obligating event that gives rise to a liability to pay the levy has occurred by the acquisition date. In addition, the amendments clarify that the acquirer should not recognize a contingent asset at the acquisition date.

IFRS 9 – Financial Instruments -The IASB has issued an amendment to IFRS 9 Financial Instruments clarifying which fees to include in the test in assessing whether to derecognize a financial liability. Only those fees paid or received between the borrower and the lender, including fees paid or received by either the entity or the lender on the other’s behalf are included.

New accounting standards issued but not effective:

IFRS 10 – Condensed consolidated interim financial statements (“IFRS 10”) and IAS 28 – Investments in Associates and Joint Ventures (“IAS 28”) were amended in September 2014 to address a conflict between the requirements of IAS 28 and IFRS 10 and clarify that in a transaction involving an associate or joint venture, the extent of gain or loss recognition depends on whether the assets sold or contributed constitute a business. The effective date of these amendments is yet to be determined; however, early adoption is permitted.

DeFi Technologies Inc. Notes to the condensed consolidated interim financial statements For the three months ended March 31, 2022 and 2021 (Expressed in Canadian dollars unless otherwise noted)
2.	Significant accounting policies (continued)

(e)	New and future accounting change (continued)

New accounting standards issued but not effective (continued):

IAS 1 – Presentation of Financial Statements (“IAS 1”) was amended in January 2020 to provide a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangements in place at the reporting date. The amendments clarify that the classification of liabilities as current or noncurrent is based solely on a company’s right to defer settlement at the reporting date. The right needs to be unconditional and must have substance. The amendments also clarify that the transfer of a company’s own equity instruments is regarded as settlement of a liability, unless it results from the exercise of a conversion option meeting the definition of an equity instrument. The amendments are effective for annual periods beginning on January 1, 2023.

3.	Investments, at fair value through profit and loss

At March 31, 2022, the Company’s investment portfolio consisted of one publicly traded investment and eight private investments for a total estimated fair value of $44,800,524 (December 31, 2021 – one publicly traded investments and seven private investments at a total estimated fair value of $10,275,906).

During the three months ended March 31, 2022, the Company had a realized (loss) of ($12,077) (three months ended March 31, 2021 - ($1,925,113)) on the disposition of private and public investments and had unrealized (loss) gain of  $24,985 (three months ended March 31, 2021 - $2,594,199) on private and public investments.

At March 31, 2022, the Company’s one public investment had a total fair value of $88,482.

Public Issuer	Note Security description	Cost	Fair Value	% of FV
Smart Valor AG	19,000 SDR	150,908	88,482	100.0%
Total public investments		$150,908	88,482	100.0%

At December 31, 2021, the Company’s one public investment had a total fair value of $18,146

Public Issuer	Note	Security description	Cost	Estimated Fair Value	% of FV
Silo Wellness Inc.**	(i)	403,250 common shares	40,325	18,146	100.0%
Total public investments			$40,325	$18,146	100.0%

**formerly known as Yukoterre Resources Inc

(i)	Investments in related party entities (Note 17)

DeFi Technologies Inc. Notes to the condensed consolidated interim financial statements For the three months ended March 31, 2022 and 2021 (Expressed in Canadian dollars unless otherwise noted)
3.	Investments, at fair value through profit and loss (continued)

Private Investments

At March 31, 2022, the Company’s eight private investments had a total fair value of $44,712,042.

Private Issuer	Note	Security description	Cost	Fair Value	of FV
3iQ Corp.		187,007 common shares	$1,122,042	$3,740,140	8.5%
Brazil Potash Corp.	(i)	404,200 common shares	1,998,668	2,020,353	4.5%
Earnity Inc.		85,142 preferred shares	130,946	195,509	0.4%
Luxor Technology Corporation		201,633 preferred shares	630,505	624,862	1.4%
SDK:meta, LLC		1,000,000 units	3,420,000	3,420,000	7.6%
SEBA Bank AG		3,906,250 non-voting shares	34,498,750	34,498,750
Skolem Technologies Ltd.		16,354 preferred shares	177,488	174,940	0.4%
VolMEX Labs Corporation		Rights to certain preferred shares and warrants	37,809	37,488	0.1%
Total private investments			$42,016,208	$44,712,042	22.9%

(i)	Investments in related party entities (Note 17)

At December 31, 2021, the Company’s seven private investments had a total fair value of $10,257,760.

Private Issuer	Note	Security description	Cost	Fair Value	of FV
3iQ Corp.		187,007 common shares	$1,122,042	$3,740,140	36.6%
Brazil Potash Corp.	(i)	404,200 common shares	1,998,668	2,049,779	20.0%
Earnity Inc.		85,142 preferred shares	130,946	198,356	1.9%
Luxor Technology Corporation		201,633 preferred shares	630,505	633,963	6.2%
SDK:meta, LLC		1,000,000 units	3,420,000	3,420,000	33.3%
Skolem Technologies Ltd.		16,354 preferred shares	177,488	177,488	1.7%
VolMEX Labs Corporation		Rights to certain preferred shares and warrants	37,809	38,034	0.4%
Total private investments			$7,517,458	$10,257,760	100.1%

(i)	Investments in related party entities (Note 17)

4.	Amounts receivable

	31-Mar-22	31-Dec-21
Other receivable	$44,959	$32,565

5.	Prepaid expenses

	31-Mar-22	31-Dec-21
Prepaid insurance	$4,515	$-
Prepaid investment	937,200	950,850
Prepaid expenses	1,374,300	456,847
	$2,316,015	$1,407,697

DeFi Technologies Inc. Notes to the condensed consolidated interim financial statements For the three months ended March 31, 2022 and 2021 (Expressed in Canadian dollars unless otherwise noted)
6.	Digital Assets

As at March 31, 2022, the Company’s digital assets consisted of the below digital currencies, with a fair value of  $345,294,690, (December 31, 2021 - $370,053,740). Digital currencies are recorded at their fair value on the date they are acquired and are revalued to their current market value at each reporting date. Fair value for Bitcoin, Cardano, Ethereum, Polkadot, Solana, Uniswap, Avalanche and Luna Terra is determined by taking the price at 17:30 CET from Kraken, Bitfinex, Binance and Coinbase exchanges consistent with the pricing of the ETP. Fair value for the other digital assets is determined by taking the last closing price for the day (UTC time) from www.coinmarketcap.com. The Company’s holdings of digital assets consist of the following:

	March 31, 2022		December 31, 2021
	Quantity	$	Quantity	$
Binance Coin	0.3000	194	0.3000	197
Bitcoin	1,999.5229	116,395,055	1,837.5692	112,052,901
Ethereum	19,629.7958	82,453,346	18,666.2358	89,582,049
Cardano	35,875,430.9781	52,958,219	34,447,996.7900	59,079,245
Polkadot	1,129,159.4635	30,961,004	1,133,717.2970	40,213,624
Solana	342,500.67	54,350,303	294,114.51	65,591,792
Mobilecoin	2,854.9570	17,481	2,854.9570	35,506
Shyft	1,737,786.6260	534,198	1,137,025.7440	616,106
Uniswap	138,318.0002	2,003,529	66,993.0000	1,557,232
USDC		24,297		4,063
USDT		6,690		8,055
Avalanche	13,911.3830	1,717,745
Terra Luna	24,495.9722	3,241,158
Current		344,663,219		368,740,770
Blocto	252,678.5545	102,443	251,424.9125	607,519
Maps	285,713.0000	302,045	285,713.0000	92,478
Oxygen	400,000.0000	117,232	400,000.0000	352,266
Saffron.finance	86.2100	11,110	86.2100	24,850
Clover	220,000.0000	64,989	190,000.0000	118,032
Sovryn	13,916.6700	33,598	13,916.6700	117,771
Volmex	2,925,878.0000	54	2,925,878.0000	54
Long-Term		631,471		1,312,970
Total Digital Assets		345,294,690		370,053,740

The Company has classified digital assets as long-term where the digital assets acquired via SAFT which have terms where the digital assets are be released over time. SAFT is a contractual investment agreement that involves the agreement of the authorized investors to finance the crypto developers’ projects in exchange for crypto tokens at a future date. The SAFT contract is deemed a hybrid instrument where the host is a prepayment denominated in the Company’s functional currency and the embedded derivative is crypto asset forward contract. The embedded derivative is measured at fair with fair value changes recorded within statement of income. As at March 31, 2022, the embedded derivative component aggregate to a $384,079 liability (December 31, 2021: $284,404 - asset).

The continuity of digital assets for the three months ended March 31, 2022 and year ended December 31, 2021:

	March 31, 2022	December 31, 2021
Opening balance	$370,053,740	$636,600
Digital assets acquired	110,772,976	729,666,919
Digital assets disposed	(92,691,674)	(331,176,366)
Realized (loss) gain on digital assets	(40,591,071)	2,291,313
Digital assets earned from staking, lending and fees	3,043,993	3,356,020
Net change in unrealized gains and losses on digital assets	(5,293,274)	(34,720,746)
	$345,294,690	$370,053,740

DeFi Technologies Inc. Notes to the condensed consolidated interim financial statements For the three months ended March 31, 2022 and 2021 (Expressed in Canadian dollars unless otherwise noted)
6.	Digital Assets (continued)

In the normal course of business, the Company enters into open-ended staking and lending arrangements with certain financial institutions, whereby the Company stakes and loans certain digital assets in exchange for interest income payable in the underlying digital asset loaned or staked. The Company can demand the repayment of the loans and accrued interest can be terminated within 5 days notices and staked coins can be returned on a 1 day notice. The digital assets staked and loaned are included in the balance above. As of March 31, 2022, the Company has staked or on loan select digital assets and fiat to borrowers at annual rates ranging from approximately 1.1% to 12.00% and accrue interest on a monthly basis. The digital assets and fiat on loan are measured at fair value through profit and loss.

As of March 31, 2022, digital assets and fiat staked and on loan consisted of the following:

	Number of coins on loan	Fair Value	Fair Value Share
Digital and fiat currencies on loan:
Bitcoin	999.6300	$58,095,405	30%
Ethereum	5,524.4359	23,204,940	12%
Polkdot	925,874.1632	25,387,016	13%
Cardano	28,212,394.3981	41,646,290	22%
Solana	269,932.6757	42,834,727	22%
Euro	1,011.2400	1,437	0%
Total	29,415,736.5430	$191,169,814	100%

As of March 31, 2022, the digital assets staked or on loan by significant borrowing counterparty is as follow:

	Interest rates	Number of coins on loan	Fair Val	Fair
Digital and fiat currencies on loan:
Counterparty A	5.0% - 12%	6,175.3904	$84,247	0%
Counterparty B	1.50% - 12%	4,208,019.0844	65,518,613	34%
Counterparty C	4.0% - 5.125%	1,250.0000	18,729,645	10%
Counterparty D	2.85% - 4.25%	2,451.1913	34,558,449	18%
Counterparty E	2.10%	25,150,017.9523	37,125,701	19%
Counterparty F	1.1% - 2.88%	2,822.8746	28,012,250	15%
Counterparty G	5% - 8%	45,000.05	7,140,910	4%
Total		29,415,736.5430	$191,169,815	100%

As of March 31, 2022, digital assets staked or on loan were concentrated with counterparties as follows:

	Geography	December 31, 2021
Digital and fiat currencies on loan:
Counterparty A	London, UK	3%
Counterparty B	London, UK	39%
Counterparty C	United States	10%
Counterparty D	London, UK	19%
Counterparty E	Switzerland	0%
Counterparty F	United States	23%
Counterparty G	United States	5%
Total		100%

For the three months ended March 31, 2021, no digital assets were staked or loaned.

The Company’s digital assets on loan or staked are exposed to credit risk. The Company limits its credit risk by placing its digital assets on loan or staked with high credit quality financial institutions that are believed to have sufficient capital to meet their obligations as they come due and on which the Company has performed internal due diligence procedures. The Company’s due diligence procedures may include, but are not limited to, review of the financial position of the borrower, review of the internal control practices and procedures of the borrower, review of market information, and monitoring the Company’s risk exposure thresholds. As of March 31, 2022, the Company does not expect a material loss on any of its digital assets on loan or staked. While the Company intends to only transact with counterparties that it believes to be creditworthy, there can be no assurance that a counterparty will not default and that the Company will not sustain a material loss on a transaction as a result.

DeFi Technologies Inc. Notes to the condensed consolidated interim financial statements For the three months ended March 31, 2022 and 2021 (Expressed in Canadian dollars unless otherwise noted)
7.	Intangibles

The components of intangible assets as of March 31, 2022 and December 31, 2021 are as follows:

Cost	Brand Name	Total
Balance, December 31, 2021 and March 31, 2022	$42,789,968	$42,789,968
Accumulated Amortization	Brand Name	Total
Balance, December 31, 2021	$(21,723,987)	$(21,723,987)
Amortization	(589,289)	(589,289)
Balance, March 31, 2022	$(21,134,698)	$(21,134,698)

8.	Accounts payable and accrued liabilities

	31-Mar-22	31-Dec-21
Corporate payables	$3,669,974	$886,923
Related party payable (Note 17)	34,819	105,325
	$3,704,793	$992,248

9.	Loan payable

On January 14, 2022 and January 17, 2022, the Company entered into various loans with a digital asset liquidity provider totaling $46,235,200 (US$37,000,000). Interest is accrued and calculated at rates between 8.15% to 8.27% per annum. Principal plus accrued interest are due and payable on April 14, 2022 and April 17, 2022. The loans were secured with 315 BTC and 7,330 ETH. Subsequent to March 31, 2022, the loans were extended with new maturity dates between May 14, 2022 and July 14, 2022 with interest rates ranging from 6.9% to 8.7%. The extended loans were secured with 415 BTC and 8,130 ETH. Subsequently to March 31, 2022, the Company entered into a loan with a second digital asset provider for US$5,500,000. This second loan matures of June 4, 2022. The interest accrued interest at 7% annually and is payable monthly. The second loan is secured with 143 BTC.

10.	ETP Holders payable

The fair market value of the Company’s ETPs as at March 31, 2022 and December 31, 2021 were as follows:

	31-Mar-22	31-Dec-21
BTC Zero EUR	$7,143,706	$6,968,354
BTC Zero SEK	108,434,947	104,249,502
ETH Zero EUR	517,823	318,280
ETH Zero SEK	81,679,380	88,712,236
Polkadot SEK	29,083,264	38,985,823
Cardano SEK	51,253,245	57,873,343
Cardano EUR	1,447	-
UNI SEK	1,733,290	1,581,079
UNI EUR	197,882	-
Solana SEK	52,919,360	64,802,745
Solana EUR	8,856	-
Terra Luna SEK	3,224,415	-
Terra Luna EUR	2,525	-
Avalanche SEK	1,694,270	-
Avalanche EUR	1,479	-
	$337,895,890	$363,491,362

DeFi Technologies Inc. Notes to the condensed consolidated interim financial statements For the three months ended March 31, 2022 and 2021 (Expressed in Canadian dollars unless otherwise noted)
10.	ETP Holders payable (continued)

The Company’s ETP certificates are unsecured and trade on the Nordic Growth Market “(NGM”) and / or Germany Borse Frankfurt Certificate AG. ETPs issued by the Company referencing the performance of digital assets are measured at fair value through profit or loss. Their fair value is a function of the unadjusted quoted price of the digital asset underlying the ETP, less any accumulated management fees. The fair value basis is consistent with the measurement of the underlying digital assets which are measured at fair value. The Company’s policy is always to hedge 100% of the market risk in the underlying asset. Hedging is done continuously and in direct correspondence to the issuance of certificates to investors.

11.	Expense by nature

	Three months ended March 31, 2022
	2022	2021

Management and consulting fees	1,871,715	$1,256,717 $
Travel and promotion	955,035	160,894
Office and rent	454,904	29,815
Accounting and legal	305,936	145,044
Regulatory and transfer agent	82,879	313,564
	$3,670,469	$1,906,034

12.	Share Capital

a)	As at March 31, 2022, the Company is authorized to issue:

I.	Unlimited number of common shares with no par value;

II.
20,000,000 preferred shares, 9% cumulative dividends, non-voting, non-participating, non-redeemable, non- retractable, and non-convertible by the holder. The preferred shares are redeemable by the Company in certain circumstances.

DeFi Technologies Inc. Notes to the condensed consolidated interim financial statements For the three months ended March 31, 2022 and 2021 (Expressed in Canadian dollars unless otherwise noted)
12.	Share Capital (continued)

b) Issued and outstanding shares

	Number of Common Shares	Amount
Balance, December 31, 2020	103,405,361	23,357,691
Private placement financing	5,000,000	10,000,000
Share issuance costs allocated to shares	-	(309,901)
Acquisition of Deli Capital Inc. (Note 10)	20,000,000	19,800,000
Acquisition of Valour Inc. (Note 11)	57,934,316	84,121,769
Treasury shares acquired		(7,360,000)
Share exchange with Hive Block chain Technologies Ltd	10,000,000	16,000,000
Share exchange with SDK:meta 10% equity acquisition	3,000,000	3,420,000
Warrants exercised	12,826,675	2,219,806
Grant date fair value on warrants exercised	-	328,602
Options exercised	1,514,400	238,940
Grant date fair value on options exercised	-	166,120
DSU exercised	4,500,000	15,830,000
Grant date fair value on DSU excercised		1,005,000
NCIB	(7,078,200)	(5,552,561)
Balance, December 31, 2021	211,102,552	$163,265,466
Settlement of debt	138,767	$296,160
Options exercised	500,000	45,000
Grant date fair value on options exercised	-	39,600
DSU exercised	500,000	775,000
Grant date fair value on DSU excercised		1,125,000
NCIB	(4,155,900)	(3,248,905)
Balance, March 31, 2022	208,085,419	162,297,321

(c) Normal Course Issuer Bid (“NCIB”)

On April 13, 2021, the Company commenced a NCIB to buy back common shares of the Company through the facilities of Neo Exchange Inc. and/or other Canadian alternative trading platforms. Under the terms of the NCIB, the Company may, if considered advisable, purchase its Common Shares in open market transactions through the facilities of the Exchange and/or other Canadian alternative trading platforms not to exceed up to 9.7% of the public float for the Common Shares as of April 9, 2021, or 18,162,177 Common Shares, purchased in aggregate. The price that the Company will pay for the Common Shares shall be the prevailing market price at the time of purchase and all purchased Common Shares will be cancelled by the Company. In accordance with Exchange rules, daily purchases (other than pursuant to a block purchase exception) on the Exchange under the NCIB cannot exceed 25% of the average daily trading volume on the Exchange as measured from November 9, 2020 to April 8, 2021.

During the period ended March 31, 2022, the Company purchased and cancelled 4,155,900 shares at an average price of $1.90 per share (2021 - $1.90).

DeFi Technologies Inc. Notes to the condensed consolidated interim financial statements For the three months ended March 31, 2022 and 2021 (Expressed in Canadian dollars unless otherwise noted)
13.	Share-based payments reserves

Stock option plan

Stock options, DSUs and Warrants

	Options			DSU		Warrants
	Number of Options	Weighted average exercise prices	Value of options	Number of DSU	Value of DSU	Number of warrants	Weighted average exercise prices	Value of warrants	Total Value
December 31, 2020	5,465,000	$0.21	$276,407	$-	$-	32,259,485	$0.19	$914,588	$1,190,995
Granted	21,420,000	1.54	21,898,191	13,125,000	23,886,948		-	-	45,785,139
Exercised	(1,514,400)	0.16	(166,121)	(4,500,000)	(16,835,000)	(12,826,675)	0.13	(328,602)	(17,329,723)
Expired / cancelled	(5,062,500)	1.36	(3,775,802)	-	-	-	-	-	(3,775,802)
Treasury shares	-	-	27,453	-	-	-	-	-	27,453
December 31, 2021	20,308,100	$1.27	18,260,128	8,625,000	$7,051,948	19,432,810	$0.20	$585,986	$25,898,062
Granted	1,200,000	-	3,642,275	1,100,000	6,200,033	-	-	-	9,842,308
Exercised	(500,000)	0.09	(39,600)	(500,000)	(1,900,000)	-	-	-	(1,939,600)
Expired / cancelled	(750,000)	-	-	(470,000)	(1,117,400)	-	-	-	(1,117,400)
Treasury shares	-	-	-	-	-	-	-	-	-
March 31, 2022	20,258,100	$1.27	$21,862,803	8,755,000	$10,234,581	19,432,810	$0.20	$585,986	$$32,683,370

The Company has an ownership-based compensation scheme for executives and employees. In accordance with the terms of the plan, as approved by shareholders at a previous annual general meeting, officers, directors and consultants of the Company may be granted options to purchase common shares with the exercise prices determined at the time of grant. The Company has adopted a Floating Stock Option Plan (the “Plan”), whereby the number of common shares reserved for issuance under the Plan is equivalent of up to 10% of the issued and outstanding shares of the Company from time to time.

Each employee share option converts into one common share of the Company on exercise. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry.

The Company recorded $3,642,276 (three months ended March 31, 2021 - $1,962,931) of share-based payments during the three months ended March 31, 2022.

DeFi Technologies Inc. Notes to the condensed consolidated interim financial statements For the three months ended March 31, 2022 and 2021 (Expressed in Canadian dollars unless otherwise noted)
13.	Share-based payments reserves (continued) Stock Options (continued)

The following share-based payment arrangements were in existence at March 31, 2022:

				Exercise Fair value at grant Grant date
Number outstanding	Number exercisable	Grant date	Expiry date	price	date	share price	Expected volatility	Expected life (yrs)	Expected dividend yield	Risk-free interest rate
370,600	370,600	18-Dec-17	18-Dec-22 $	0.35	$80,309	$0.35	75.63%	5	0%	1.70%
542,500	542,500	16-Nov-20	16-Nov-25 $	0.09	42,966	$0.09	138.70%	5	0%	0.46%
750,000	750,000	21-Dec-20	21-Dec-25 $	0.35	281,250	$0.35	144.50%	5	0%	0.44%
500,000	500,000	24-Feb-21	24-Feb-26 $	1.58	1,149,500	$2.55	147.00%	5	0%	0.73%
1,000,000	1,000,000	22-Mar-21	22-Mar-26 $	1.58	1,906,500	$2.12	145.70%	5	0%	0.99%
4,070,000	3,052,500	09-Apr-21	09-Apr-26 $	1.58	6,506,302	$1.78	145.20%	5	0%	0.95%
4,425,000	3,337,500	18-May-21	18-May-26 $	1.22	4,979,010	$1.25	145.60%	5	0%	0.95%
1,000,000	-	18-May-21	18-May-26 $	1.22	1,125,200	$1.25	145.60%	5	0%	0.95%
1,950,000	1,462,500	25-May-21	25-May-26 $	1.11	1,944,540	$1.11	145.50%	5	0%	0.86%
1,200,000	-	25-May-21	25-May-26 $	1.11	11,664	$1.11	145.50%	5	0%	0.86%
1,150,000	575,000	13-Aug-21	13-Aug-26 $	1.58	1,461,305	$1.43	143.70%	5	0%	0.84%
750,000	375,000	21-Sep-21	21-Sep-26 $	1.70	1,141,125	$1.70	144.00%	5	0%	0.85%
250,000	62,500	13-Oct-21	13-Oct-26 $	2.10	470,375	$2.10	144.00%	5	0%	1.27%
500,000	-	09-Nov-21	09-Nov-26 $	3.92	1,758,050	$3.92	144.30%	5	0%	1.37%
600,000	150,000	31-Dec-21	31-Dec-26 $	3.11	1,676,460	$3.11	145.00%	5	0%	1.25%
500,000	-	26-Jan-22	26-Jan-27 $	1.98	687,350	$4.05	145.20%	5	0%	1.67%
700,000	-	31-Mar-22	31-Mar-22 $	1.43	903,840	$4.56	145.80%	5	0%	2.39%
20,258,100	12,178,100				24,534,556

The weighted average remaining contractual life of the options exercisable at March 31, 2022 was 4.13 years (December 31, 2021 – 3.8 years).

On January 26, 2022, the Company granted 500,000 stock options to a consultant of Company to purchase common shares of the Company for the price of $1.98 for a period of five years from the date of grant. The options shall vest in four equal instalments every three months such that all options shall fully vests on the date that is 12 months from the date of grant. These options have an estimated grant date fair value of $687,350 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 145.2.%; risk-free interest rate of 1.67%; and an expected average life of 5 years.

On March 31, 2022, the Company granted 700,000 stock options to a consultant of Company to purchase common shares of the Company for the price of $1.43 for a period of five years from the date of grant. The options shall vest in four equal instalments every three months such that all options shall fully vests on the date that is 12 months from the date of grant. These options have an estimated grant date fair value of $903,840 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 145.8.%; risk-free interest rate of 2.39%; and an expected average life of 5 years.

DeFi Technologies Inc. Notes to the condensed consolidated interim financial statements For the three months ended March 31, 2022 and 2021 (Expressed in Canadian dollars unless otherwise noted)
13.	Share-based payments reserves (continued) Warrants

As at March 31, 2022 and December 31, 2021 the Company had share purchase warrants outstanding as follows:

	Number outstanding & exercisable	Grant date	Expiry date	Exercise price	Fair value at grant date	Grant date share price	Expected volatility	Expected life (yrs)	Expected dividend yield	Risk-free interest rate
Warrants	3,076,923	12-Jun-17	12-Jun-22	$0.20	129,432	$0.12	79.9%	5	0%	1.04%
Warrants	3,671,327	26-Jun-20	26-Jun-22	$0.05	40,367	$0.03	118.1%	2	0%	0.29%
Warrants	12,684,560	16-Nov-20	16-Nov-22	$0.25	423,262	$0.09	151.0%	2	0%	0.27%
Warrant issue costs					(7,075)
	19,432,810				585,986

Deferred Share Units Plan (DSUs)

On August 15, 2021, the Company has adopted the DSUs plan of the Corporation. Eligible participants of the DSU Plan include any director, officer, employee or consultant of the Corporation. The Board fixes the vesting terms it deems appropriate when granting DSUs. The number of DSUs that may be granted under the DSU Plan may not exceed 5% of the total issued and outstanding Common Shares at the time of grant. The DSUs fair value is based on the Company’s share price on the date the DSUs are granted.

On January 26, 2022, the Company granted 500,000 DSUs to a consultant of the Company. These DSUs have a grant day fair value of $990,000 and vest in four equal installments every six months, with the first instalment vesting on the date that is six months from the grant day.

On March 31, 2022, the Company granted 700,000 DSUs to a consultant of the Company. These DSUs have a grant day fair value of $858,000 and vest in four equal installments every six months, with the first instalment vesting on the date that is six months from the grant day.

The Company recorded $5,082,632 in share-based compensation during the three months ended March 31, 2022 (three months ended March 31, 2021 - $nil).

DeFi Technologies Inc. Notes to the condensed consolidated interim financial statements For the three months ended March 31, 2022 and 2021 (Expressed in Canadian dollars unless otherwise noted)
14.	Financial instruments

Financial assets and financial liabilities as at March 31, 2022 and December 31, 2021 are as follows:

	Asset / (liabilities) at amortized cost	Assets /(liabilities) at fair value through profit/(loss)	Total
December 31, 2021
Cash	$9,161,034	$-	$9,161,034
Amounts receivable	32,565	-	32,565
Public investments	-	18,146	18,146
Private investments	-	10,257,760	10,257,760
Derivative asset	-	284,404	284,404
USDC	-	4,063	4,063
Accounts payable and accrued liabilities	(4,412,171)	-	(4,412,171)
ETP holders payable	-	(363,491,362)	(363,491,362)
March 31, 2022
Cash	$8,289,138	-	$8,289,138
Amounts receivable	44,959	-	44,959
Public investments	-	88,482	88,482
Private investments	-	44,712,042	44,712,042
Accounts payable and accrued liabilities	(49,939,992)	-	(49,939,992)
Loan payable	(46,235,200)	-	(46,235,200)
ETP holders payable	-	(337,895,890)	(337,895,890)
Derivative liability	-	(384,079)	(384,079)

The Company’s financial instruments are exposed to several risks, including market, liquidity, credit and currency risks. There have been no significant changes in the risks, objectives, policies and procedures from the previous year. A discussion of the Company’s use of financial instruments and their associated risks is provided below:

Credit risk

Credit risk arises from the non-performance by counterparties of contractual financial obligations. The Company’s primary counterparty related to its cash carries an investment grade rating as assessed by external rating agencies. The Company maintains all or substantially all of its cash with a major financial institution domiciled in Canada. Deposits held with this institution may exceed the amount of insurance provided on such deposits

Liquidity risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company’s liquidity and operating results may be adversely affected if the Company’s access to the capital markets is hindered, whether as a result of a downturn in stock market conditions generally or related to matters specific to the Company, or if the value of the Company’s investments declines, resulting in losses upon disposition. In addition, some of the investments the Company holds are lightly traded public corporations or not publicly traded and may not be easily liquidated. The Company generates cash flow from proceeds from the disposition of its investments and digital assets. There can be no assurances that sufficient funding, including adequate financing, will be available to cover the general and administrative expenses necessary for the maintenance of a public company. All of the Company’s assets, liabilities and obligations are due within one to three years.

DeFi Technologies Inc. Notes to the condensed consolidated interim financial statements For the three months ended March 31, 2022 and 2021 (Expressed in Canadian dollars unless otherwise noted)
14.	Financial instruments (continued)

Liquidity risk (continued)

The Company manages liquidity risk by maintaining adequate cash balances and liquid investments and digital assets. The Company continuously monitors and reviews both actual and forecasted cash flows, and also matches the maturity profile of financial and non-financial assets and liabilities. As at March 31, 2022, the Company had current assets of
$355,401,812 (December 31, 2021 - $379,360,212) to settle current liabilities of $388,219,961, (December 31, 2021 - $367,903,533).

The following table shows the Company’s source of liquidity by assets as at March 31, 2022 and December 31, 2021.

December 31, 2021
	Total	Less than 1 year	1-3 years
Cash	$9,161,034	$9,161,034	$-
Amounts receivable	32,565	32,565	-
Public investments	18,146	18,146	-
Prepaid expenses	1,407,697	800,962	606,735
USDC	370,053,740	368,740,770	1,312,970
Private investments	10,257,760	-	10,257,760
Derivative asset	284,404	-	284,404
Total assets - December 31, 2021	$391,215,345	$378,753,477	$12,461,869
March 31, 2022
	Total	Less than 1 year	1-3 years
Cash	$8,289,138	$8,289,138	$-
Amounts receivable	44,959	44,959	-
Public investments	88,482	88,482	-
Prepaid expenses	2,316,015	2,295,660	20,355
Digital assets	344,663,219	344,663,219	631,471
Private investments	44,712,042	-	44,712,042
Total assets - March 31, 2022	$400,113,855	$355,381,458	$45,363,868

Digital assets included in the table above are non-financial assets except USDC. For the purposes of liquidity risk analysis, these non-financial assets were included as they are mainly utilized to pay off any redemptions related to ETP holders payable, a financial liability. The lent and staked digital assets fall under the “less than 1 year” bucket in 2022.

Market risk

Market risk is the risk that the fair value of, or future cash flows from, the Company’s financial instruments will significantly fluctuate because of changes in market prices.

(a)	Price and concentration risk

The Company is exposed to market risk in trading its investments and unfavourable market conditions could result in dispositions of investments at less than favorable prices. In addition, most of the Company’s investments are in the technology and resource sector. At March 31, 2022, two investments made up approximately 8.2% (December 31, 2021

– two investments of 1.6%) of the total assets of the Company.

For the three months ended March 31, 2022, a 10% decrease (increase) in the closing price of this these two positions would result in an estimated increase (decrease) in net loss of $3,823,889, or $0.02 per share.

For the three months ended March 31, 2022, a 10% decrease (increase) in the closing prices of its portfolio investments would result in an estimated increase (decrease) in net loss of $4,480,052, or $0.02 per share.

DeFi Technologies Inc. Notes to the condensed consolidated interim financial statements For the three months ended March 31, 2022 and 2021 (Expressed in Canadian dollars unless otherwise noted)
14.	Financial instruments (continued)

Market risk (continued)

(b)	Interest rate risk

The Company’s cash is subject to interest rate cash flow risk as it carries variable rates of interest. The Company’s interest rate risk management policy is to purchase highly liquid investments with a term to maturity of one year or less on the date of purchase. Based on cash balances on hand at March 31, 2022, a 1% change in interest rates could result in
$82,891 change in net loss.

(c)	Currency risk

Currency risk is the risk that the fair value of, or future cash flows from, the Company’s financial instruments will fluctuate because of changes in foreign exchange rates. The Company’s operations are exposed to foreign exchange fluctuations, which could have a significant adverse effect on its results of operations from time to time. The Company’s foreign currency risk arises primarily with respect to United States dollar, Euro and British Pound. Fluctuations in the exchange rates between this currency and the Canadian dollar could have a material effect on the Company’s business, financial condition and results of operations. The Company does not engage in any hedging activity to mitigate this risk. The Company reduces its currency risk by maintaining minimal cash balances held in foreign currency.

As at March 31, 2022 and December 31, 2021, the Company had the following financial and non-financial assets and liabilities, (amounts posted in Canadian dollars) denominated in foreign currencies:

March 31, 2022

	United States Dollar	British Pound	European Euro	Swiss Franc
Cash	$8,172,424	$-	$-	$-
Receivables	38,366	-	-	-
Loan receivable	88,482	-	-	-
Public investments	1,533,298	-	-	-
Private investments	37,488	-	-	-
Prepaids expenses and deposits	1,872,681	-	557,040	-
Accounts payable and accrued liabilities and ETP paybales	(337,895,890)	(76,467)	(20,780)	(6,771)
Net assets (liabilities)	$(326,153,152)	$(76,467)	$536,260	$(6,771)

December 31, 2021
	United States	British	European
	Dollars	Pound	Euro
Cash	$8,928,642	$-	$-
Receivables	32,065	-	-
Private investments	10,257,760	-	-
Prepaid investment	34,436	-	2,409,710
Accounts payable and accrued liabilities	(3,363,109)	80,782	-
ETP holders payable	(363,491,362)	-	-
Net assets (liabilities)	$(347,601,568)	$80,782	$2,409,710

A 10% increase (decrease) in the value of the Canadian dollar against all foreign currencies in which the Company held financial instruments as of March 31, 2022 would result in an estimated increase (decrease) in net income of approximately $32,570,012

DeFi Technologies Inc. Notes to the condensed consolidated interim financial statements For the three months ended March 31, 2022 and 2021 (Expressed in Canadian dollars unless otherwise noted)
14.	Financial instruments (continued)

(d)	Digital currency risk factors: Perception, Evolution, Validation and Valuation

A digital currency does not represent an intrinsic value or a form of credit. Its value is a function of the perspective of the participants within the marketplace for that digital currency. The price of the digital currency fluctuates as a result of supply and demand pressures that accumulate in the market for it.

Having a finite supply (in the case of many but not all digital currencies), the more people who want to own that digital currency, the more the market price increases and vice-versa.

The most common means of determining the value of a digital currency is through one or more cryptocurrency exchanges where that digital currency is traded. Such exchanges publicly disclose the “times and sales” of the various listed pairs. As the marketplace for digital currencies evolves, the process for assessing value will become increasingly sophisticated.

(e)	Fair value of financial instruments

The Company has determined the carrying values of its financial instruments as follows:

i.	The carrying values of cash, amounts receivable, accounts payable and accrued liabilities approximate their fair values due to the short-term nature of these instruments.
ii.	Public and private investments are carried at amounts in accordance with the Company’s accounting policies as set out in Note 2.
iii.	Digital assets classified as financial assets relate to USDC which is measured at fair value.

The following table illustrates the classification and hierarchy of the Company’s financial instruments, measured at fair value in the statements of financial position as at March 31, 2022 and December 31, 2021.

	Level 1	Level 2	Level 3
			(Valuation
		(Valuation	technique -
	(Quoted Market	technique -observable	non-observable
Investments, fair value	price)	market Inputs)	market inputs)	Total
Publicly traded investments	$88,482	$-	$-	$88,482
Privately traded investments	-	-	44,712,042	44,712,042
Digital assets	-	24,297	-	24,297
March 31, 2022	$88,482	$24,297	$44,712,042	$44,824,821
Publicly traded investments	$18,146	$-	$-	$18,146
Privately traded investments	-	-	10,257,760	10,257,760
Digital assets	-	4,063	-	4,063
December 31, 2021	$18,146	$4,063	$10,257,760	$10,279,969

DeFi Technologies Inc. Notes to the condensed consolidated interim financial statements For the three months ended March 31, 2022 and 2021 (Expressed in Canadian dollars unless otherwise noted)
14.	Financial instruments (continued)

Fair value of financial instruments (continued)

Level 2 Hierarchy

The following table presents the changes in fair value measurements of financial instruments classified as Level 2 during the periods ended March 31, 2022 and December 31, 2021. These financial instruments are measured at fair value utilizing non-observable market inputs. The net realized losses and net unrealized gains are recognized in the statements of loss

Investments, fair value for the period ended	March 31, 2022	December 31, 2021
Balance, beginning of period	$4,063	$636,600
Purchases	20,234	-
Disposal	-	(632,537)
Balance, end of period	$24,197	$4,063

Level 3 Hierarchy

The following table presents the changes in fair value measurements of financial instruments classified as Level 3 during the periods ended March 31, 2022 and December 31, 2021. These financial instruments are measured at fair value utilizing non-observable market inputs. The net realized losses and net unrealized gains are recognized in the statements of loss.

Investments, fair value for the period ended	March 31, 2022	December 31, 2021
Balance, beginning of period	$10,257,760	$3,018,493
Purchases	34,498,750	4,710,797
Transferred to Level 2	-	(1,051,233)
Realized and unrealized gain/(loss) net	(44,468)	3,579,703
Balance, end of period	$44,712,042	$10,257,760

Within Level 3, the Company includes private company investments that are not quoted on an exchange. The key assumptions used in the valuation of these instruments include (but are not limited to) the value at which a recent financing was done by the investee, company-specific information, trends in general market conditions and the share performance of comparable publicly-traded companies.

As valuations of investments for which market quotations are not readily available, are inherently uncertain, may fluctuate within short periods of time and are based on estimates, determination of fair value may differ materially from the values that would have resulted if a ready market existed for the investments. Given the size of the private investment portfolio, such changes may have a significant impact on the Company’s financial condition or operating results.

DeFi Technologies Inc. Notes to the condensed consolidated interim financial statements For the three months ended March 31, 2022 and 2021 (Expressed in Canadian dollars unless otherwise noted)
14.	Financial instruments (continued)

Fair value of financial instruments (continued)

The following table presents the fair value, categorized by key valuation techniques and the unobservable inputs used within Level 3 as at March 31, 2022 and December 31, 2021.

Description	Fair vaue	Valuation technique	Significant unobservable input(s)	Range of significant unobservable input(s)
3iQ Corp.	$3,740,140	Recent financing	Marketability of shares	0% discount
Brazil Potash Corp.	2,020,353	Recent financing	Marketability of shares	0% discount
Earnity	195,509	Recent financing	Marketability of shares	0% discount
Luxor Technology Corporation	624,862	Recent financing	Marketability of shares	0% discount
SDK:meta, LLC	3,420,000	Recent financing	Marketability of shares	0% discount
SEBA Bank AG	34,498,750	Recent financing	Marketability of shares	0% discount
Skolem Technologies Ltd.	174,940	Recent financing	Marketability of shares	0% discount
VolMEX Labs Corporation	37,488	Recent financing	Marketability of shares	0% discount
March 31, 2022	$44,712,042
3iQ Corp.	$3,740,140	Recent financing	Marketability of shares	0% discount
Brazil Potash Corp.	2,049,779	Recent financing	Marketability of shares	0% discount
Earnity	198,356	Recent financing	Marketability of shares	0% discount
Luxor Technology Corporation	633,963	Recent financing	Marketability of shares	0% discount
SDK:meta, LLC	3,420,000	Recent financing	Marketability of shares	0% discount
Skolem Technologies Ltd.	177,488	Recent financing	Marketability of shares	0% discount
VolMEX Labs Corporation	38,034	Recent financing	Marketability of shares	0% discount
December 31, 2021	$10,257,760

3iQ Corp. (“3iQ”)
On March 31, 2020, the Company acquired 187,007 common shares of 3iQ as part of the Company’s acquisition of Valour (see Note 3 and 11). As at March 31 2022, the valuation of 3iQ was based on the most recent financing which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at March 31, 2022. As at March 31, 2022, a +/- 10% change in the fair value of 3iQ will result in a corresponding +/- $374,014 change in the carrying amount.

 Brazil Potash Corp. (“BPC”)

On September 11, 2020, the Company received 404,200 common shares of BPC as consideration of selling the Company’s Royalties to a non-arms length party of the Company. As at March 31, 2022, the valuation of BPC was based on the most recent financing which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at March 31, 2022. As at March 31, 2022, a +/- 10% change in the fair value of BPC will result in a corresponding +/- $202,035 change in the carrying amount.

Earnity Inc. (“Earnity”)
On April 13, 2021, the Company subscribed US$40,000 ($50,076) to acquire certain rights to certain future equity of Earnity (see Note 3). As at March 31 2022, the valuation of Earnity was based on the most recent financing which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly As at March 31,2022, a +/- 10% change in the fair value of Clove will result in a corresponding +/- $19,550 change in the carrying amount.

DeFi Technologies Inc. Notes to the condensed consolidated interim financial statements For the three months ended March 31, 2022 and 2021 (Expressed in Canadian dollars unless otherwise noted)
14.	Financial instruments (continued)

Fair value of financial instruments (continued)

 Luxor Technology Corporation (“LTC”)
On December 29, 2020, the Company subscribed US$100,000 ($128,060) to acquire certain rights to the preferred shares of LTC. The transaction was closed on February 15, 2021. On May 11, 2021, the Company subscribed additional rights of US$62,500 ($75,787). As at March 31 2022, the valuation of LTC was based on the most recent financing which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly As at March 31 2022. As at March 31 2022. a +/- 10% change in the fair value of LTC will result in a corresponding +/- $62,486 change in the carrying amount.

 SDK:meta, LLC (“SDK”)
On June 3, 2021, the Company entered into a share exchange agreement with SDK exchanging 1,000,000 membership units of SDK with 3,000,000 shares of the Company. As at March 31 2022, the valuation of SDK was based on the price of the Company’s shares on the closing date of issue of the share exchange agreement. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly As at March 31 2022. As at March 31 2022, a +/- 10% change in the fair value of SDK will result in a corresponding +/- $342,000 change in the carrying amount.

SEBA Bank AG (“SEBA”)

On January 14, 2022, the Company invested $34,498,750 to acquire 3,906,250 non-votes shares of SEBA. As at March 31, 2022, the valuation of SEBA was based on the most recent financing which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at March 31, 2022. As at March 31, 2022, a +/- 10% change in the fair value of SEBA will result in a corresponding +/- $3,449,875 change in the carrying amount.

 Skolem Technologies Ltd. (“STL”)
On December 29, 2020, the Company invested US$20,000 ($25,612) to acquire certain rights to the preferred shares of STL. On October 29, 2021, the Company rights were converted into 16,354 series A preferred shares. As at March 31, 2021, the valuation of STL was based on the most recent financing which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at March 31, 2022. As at March 31, 2022, a +/- 10% change in the fair value of STL will result in a corresponding +/- $17,493 change in the carrying amount.

 VolMEX Labs Corporation (“VLC”)
On February 23, 2021, the Company invested US$30,000 ($37,809) to acquire certain rights to the preferred shares of VLC. As at March 31, 2022, the valuation of VLC was based on the most recent financing which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly As at March 31, 2022. As at March 31, 2022. A +/- 10% change in the fair value of VLC will result in a corresponding +/- $3,748 change in the carrying amount.

15.	Digital asset risk

(a)	Digital currency risk factors: Risks due to the technical design of cryptocurrencies

The source code of many digital currencies, such as Bitcoin, is public and may be downloaded and viewed by anyone. As with all code, there may be a bug in the respective code which is yet to be found and repaired and can ultimately jeopardize the integrity and security of one or more of these networks.

Should miners for reasons yet unknown cease to register completed transactions within blocks which have been detached from the block chain, the confidence in the protocol and network will be reduced, which will reduce the value of the digital currency associated with that protocol, and the ETP payable balances that are valued with reference to the respective digital asset.

Protocols for most digital assets or cryptocurrencies are public open source software, they could be particularly vulnerable to hacker attacks, which could be damaging for the digital currency market and may be the cause for investors to choose other currencies or assets to invest in.

DeFi Technologies Inc. Notes to the condensed consolidated interim financial statements For the three months ended March 31, 2022 and 2021 (Expressed in Canadian dollars unless otherwise noted)
15.	Digital asset risk

(b)	Digital currency risk factors: Ownership, Wallets

Rather than the actual cryptocurrency (which are “stored” on the blockchain), a cryptocurrency wallet stores the information necessary to transact the cryptocurrency. Those digital credentials are needed so one can access and spend the underlying digital assets. Some use public-key cryptography in which two cryptographic keys, one public and one private, are generated and stored in a wallet. There are several types of wallets:

-	Hardware wallets are USB-like hardware devices with a small screen built specifically for handling private keys and public keys/addresses.
-	Paper wallets are simply paper printouts of private and public addresses.

-	Desktop wallets are installable software programs/apps downloaded from the internet that hold your private and public keys/addresses.

-	Mobile wallets are wallets installed on a mobile device and are thus always available and connected to the internet.

-	Web wallets are hot wallets that are always connected to the internet that can be stored in a browser or can be “hosted” by third party providers such as an exchange.

IDigital currency risk factors: Political, regulatory risk in the market of digital currencies

The legal status of digital currencies, inter alia Bitcoin varies between different countries. The lack of consensus concerning the regulation of digital currencies and how such currencies shall be handled tax wise causes insecurity regarding their legal status. As all digital currencies remain largely unregulated assets, there is a risk that politics and future regulations may negatively impact the market of digital currencies and companies operating in such market. It is impossible to estimate how politics and future regulations may affect the market. However, future regulations and changes in the legal status of the digital currencies is a political risk which may affect the price development of the tracked digital currencies.

The perception (and the extent to which it is held) that there is significant usage of the digital assets in connection with criminal or other illicit purposes, could materially influence the development and regulation of digital assets (potentially by curtailing the same).

16.	Capital management

The Company considers its capital to consist of share capital, share based payments reserves and deficit. The Company’s objectives when managing capital are:

a)	to allow the Company to respond to changes in economic and/or marketplace conditions by maintaining the Company’s ability to purchase new investments;
b)	to give shareholders sustained growth in value by increasing shareholders’ equity; while
c)	taking a conservative approach towards financial leverage and management of financial risks.

The Company’s management reviews its capital structure on an on-going basis and makes adjustments to it in light of changes in economic conditions and the risk characteristics of its underlying investments. The Company’s current capital is composed of its shareholders’ equity and, to-date, has adjusted or maintained its level of capital by:

a)	raising capital through equity financings; and
b)	realizing proceeds from the disposition of its investments

The Company is not subject to any capital requirements imposed by a lending institution or regulatory body, other than the NEO Exchange which requires one of the following to be met: (i) shareholders equity of at least $2.5 million, (ii) net income from continuing operations of at least $375,000, (iii) market value of listed securities of at least $25 million, or (iv) assets and revenues of at least $25 million. There were no changes to the Company’s capital management during the three months ended March 31, 2022.

DeFi Technologies Inc. Notes to the condensed consolidated interim financial statements For the three months ended March 31, 2022 and 2021 (Expressed in Canadian dollars unless otherwise noted)
17.	Related party disclosures

a)          The condensed consolidated interim financial statements include the financial statements of the Company and its subsidiaries and its respective ownership listed below:

	Country of incorporation	% equity interest
DeFi Capital Inc.	Canada	100
DeFi Holdings (Bermuda) Ltd.	Bermuda	100
Electrum Streaming Inc.	Canada	100
Valour Inc.	Cayman Islands	100
DeFi Europe AG	Switzerland	100
Crypto 21 AB	Sweden	100
Valour Management Limited	UK	100

b)	Compensation of key management personnel of the Company

In accordance with IAS 24, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non- executive) of the Company. The remuneration of directors and key executives is determined by the remuneration committee having regard to the performance of individuals and market trends. The remuneration of directors and other members of key management personnel during the three months ended March 31, 2022 and 2021 were as follows:

	Three months ended March 31,
	2022	2021
Short-term benefits	$735,000	$279,155
Shared-based payments	2,837,580	232,982
	$3,572,581	$512,137

As March 31, 2022, the Company had $nil (December 31, 2021 - $11,124) owing to its current key management, and
 $655,296 (December 31, 2021 - $655,296) owing to its former key management. Such amounts are unsecured, non- interest bearing, with no fixed terms of payment or “due on demand”.

c)
During the three months ended March 31, 2022 and 2021, the Company entered into the following transactions in the ordinary course of business with related parties that are not subsidiaries of the Company.

◾
The Company incurred $30,000 (2021 - $30,000) of expenses for its proportionate share of shared office costs with other corporations that may have common directors and officers. The costs associated with this space are administered by 2227929 Ontario Inc. As at March 31, 2022, the Company had a payable balance of $nil (December 31, 2021 - $nil) with 2227929 Ontario Inc. to cover shared expenses. Such amounts are unsecured, non-interest bearing, with no fixed terms of payment and due on demand. Fred Leigh, a former officer and former director of the Company, is also a director of 2227929 Ontario Inc.

◾
The Company incurred $20,915 (2021 - $nil) in legal fees to a firm in which a director of the Company is a partner. Included in accounts payable and accrued liabilities were legal expenses of $16,488 (December 31, 2021 – $8,550) incurred in the ordinary course of business at a law firm where a director of the company is a Partner.

DeFi Technologies Inc. Notes to the condensed consolidated interim financial statements For the three months ended March 31, 2022 and 2021 (Expressed in Canadian dollars unless otherwise noted)
17.	Related party disclosures (continued)

Included in accounts payable and accrued liabilities were expenses of GBP 44,228 ($72,609) (December 31, 2021 - $75,731) expenses owed to Vik Pathak, a former director and officer of the Company. See Notes 18.

d)
The Company’s directors and officers may have investments in and hold management and/or director and officer positions in some of the investments that the Company holds. The following is a list of total investments and the nature of the relationship of the Company’s directors or officers with the investment as of March 31, 2022 and December 31, 2021.

Investment	Nature of relationship to invesment	Estimated Fair value
Brazil Potash Corp.* Silo Wellness Inc.***	Director (Stan Bharti), officer (Ryan Ptolemy) of Investee Former Director and Officer (Fred Leigh), Former Officer (Kenny Choi, Ryan Ptolemy) and common shareholders of investee	$ 2,049,779 18,146
Total investment - December 31, 2021	$ 2,067,925

Investment	Nature of relationship to investment	Estimated Fair Value
Brazil Potash Corp.*	Director (Stan Bharti), officer (Ryan Ptolemy) of Investee	$2,020,353
Total Investment – March 31, 2022		$2,020,353

The Company has a diversified base of investors. To the Company’s knowledge, no investor holds more than 10% of the Company’s shares on a basic share and partially diluted share basis as at March 31, 2022, Valour Inc. holds 1,000,000 common shares of the Company.

18.	Commitments and contingencies

The Company is party to certain management contracts. These contracts require that additional payments of up to approximately $1,855,000 be made upon the occurrence of certain events such as a change of control. As a triggering event has not taken place, the contingent payments have not been reflected in these condensed consolidated interim financial statements. Minimum commitments remaining under these contracts were approximately $1,023,658, all due within one year.

The Company is, from time to time, involved in various claims and legal proceedings. The Company cannot reasonably predict the likelihood or outcome of these activities. The Company does not believe that adverse decisions in any ending or threatened proceedings related to any matter, or any amount which may be required to be paid by reasons thereof, will have a material effect on the financial condition or future results of operations.

A former officer of the Company has initiated a legal action seeking approximately $450,000 for fees owed plus interest. The Company intends to defend the matter and is currently reviewing its options with regards to this action. The full amount of the claim has been included in accounts payable and accrued liabilities on the statement of financial position. On February 28, 2022, the Company settled the legal action for $303,900 through the issuance of 138,767 common shares of the Company.

In November 2021, the Company received a notice of application from two individuals seeking the enforceability of certain incentive stock option agreements between the respective individual and the Company and an additional $500,000 in punitive damages per individual. While the Company intends to defend the matter and is currently reviewing its options with regards to this action.

DeFi Technologies Inc. Notes to the condensed consolidated interim financial statements For the three months ended March 31, 2022 and 2021 (Expressed in Canadian dollars unless otherwise noted)
19.	Operating segments

Geographical information

The Company operates in Canada where its head office is located and in Bermuda and Switzerland where its operating business are located. Switzerland operates the Company’s ETPs business line which involves issuing ETPs, hedging against the underlying digital asset, lending and staking of digital assets and management fees earned on the ETPs. Bermuda operates the Company’s Venture portfolio and node business lines. Information about the Company’s assets by geographical location is detailed below.

March 31, 2022	Canada	Bermuda	Switzerland	Total
Cash	1,172,697	-	7,116,441	8,289,138
Amounts receivable	6,593		38,366	44,959
Public investments			88,482	88,482
Prepaid expenses	917,794	944,081	454,140	2,316,015
Digital Assets	-	1.183,258	344,111,432	345,294,690
Property, plant and equipment	-	23,395	8,280	31,675
Other non-current assets	108,768,243	37,488	3,753,036	112,558,767
Total ass	110,865,327	2,188,222	355,570,177	468,623,726

Information about the Company’s revenues and expenses by subsidiary are detailed below:

For the three months ended March 31, 2022	DeFi Technologies	DeFi Bermuda	Valour	Total
Realized and net change in unrealized gains and losses on digital assets	-	(966,804)	(46,616,924)	(47,583,728)
Realized and net change in unrealized gains and losses on ETP payables	-	-	46,956,673	46,956,673
Realized loss of derivative asset	-	(587,015)	-	(587,015)
Staking and lending income	-	1,996	2,183,379	2,185,375
Management fees	-	-	571,071	571,071
Node revenue	-	287,548	-	287,548
Realized (loss) on investments, net	-	(12,077)	-	(12,077)
Unrealized (loss) on investments, net	-	(21,743)	(3,242)	(24,985)
Interest income	43	-	28,103	28,146
Total revenue	43	(1,298,095)	3,119,060	1,821,008
Expenses Operating, general and administration	2,693,822	8,797	967,850	3,670,469
Share based payments	8,724,908	-	-	8,724,908
Depreciation - property, plant and equipment	-	2,617	619	3,236
Depreciation - right of use assets	-	-	5,524	5,524
Amortization - intangibles	589,289	-	-	589,289
Finance costs	-	-	898,358	898,358
Transaction costs	87,128	-	349,721	436,849
Foreign exchange (gain) loss	(89,594)	-	(99,323)	(188,917)
Total expenses	12,005,553	11,414	2,122,749	14,139,716
(Loss) income before other item	(12,005,510)	(1,309,509)	996,311	(12,318,708)
Other comprehensive loss Foreign currency translation gain	-	(204,662)	(28,645)	(233,307)
Net (loss) income and comprehensive (loss) income for the period	(12,005,510)	(1,514,171)	967,666	(12,552,015)

20.	Subsequent events

Subsequent to March 31, 2022 the Company repurchased under its NCIB program 3,397,700 common shares for an aggregate price of $4,561,798 and incurred $56,317 in costs related to these repurchases. All repurchased shares are intended to be cancelled.